SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No __)*

SHINE MEDIA ACQUISITION CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

824564207

(CUSIP Number)

December 21, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

          SCHEDULE 13G

CUSIP No. 824564207	Page 2 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 610,259 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 610,259 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,259

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%

12	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 13 Pages

          SCHEDULE 13G

CUSIP No. 824564207	Page 3 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 681,867 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 681,867 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 681,867

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%

12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 13 Pages

          SCHEDULE 13G

CUSIP No. 824564207	Page 4 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 681,867 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 681,867 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 681,867

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%

12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 of 13 Pages

          SCHEDULE 13G

CUSIP No. 824564207	Page 5 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 681,867 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 681,867 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 681,867

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%

12	TYPE OF REPORTING PERSON* IN; HC

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 5 of 13 Pages

Item 1(a).	Name of Issuer:

Shine Media Acquisition Corp. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

Rockefeller Center 1230 Avenue of the Americas 7th Floor New York, New York 10020

Item 2(a).	Name of Person Filing:

                     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

1.	MHR Capital Partners Master Account LP ("Master Account")

2.	MHR Advisors LLC ("Advisors")

3.	MHR Fund Management LLC ("Fund Management")

4.	Mark H. Rachesky, M.D. ("Dr. Rachesky")

                     This statement relates to the securities held for the accounts of each of Master Account, a limited partnership organized in Anguilla, British West Indies, and MHR Capital Partners (100) LP ("Capital Partners (100)"), a Delaware limited partnership. Advisors is the general partner of each of Master Account and Capital Partners (100), and in such capacity may be deemed to beneficially own the securities (an aggregate of 681,867 shares of common stock) held for the accounts of each of Master Account and Capital Partners (100). Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account and Capital Partners (100), and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the securities reported herein and, accordingly, Fund Management may be deemed to beneficially own the securities reported herein which are held for the account of each of Master Account and Capital Partners (100). Dr. Rachesky is the managing member of Advisors, and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Master Account and Capital Partners (100).

Item 2(b).	Address of Principal Business Office, or if none, Residence:

                     The address of the principal business office of each of the Reporting Persons is 40 West 57th Street, 24th Floor, New York, New York, 10019.

Item 2(c).	Citizenship:

1.	Master Account is a limited partnership organized in Anguilla, British West Indies.

Page 6 of 13 Pages

2.	Advisors is a Delaware limited liability company.

3.	Fund Management is a Delaware limited liability company.

4.	Dr. Rachesky is a United States citizen.

Item 2(d).	Title of Class of Securities:

                      Common stock, par value $0.0001 per share, of the Issuer ("Common Stock")1

____________________
[1]	The Common Stock was acquired in connection with the acquisition of units, each comprised of one share of Common Stock and two warrants. The Reporting Persons disclaim beneficial ownership of the warrants.

Item 2(e).	CUSIP Number:

824564207

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	|_| Broker or dealer registered under section 15 of the Exchange Act.

(b)	|_| Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	|_| Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	|_| Investment company registered under section 8 of the Investment Company Act.

(e)	|_| An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E); (1)

(f)	|_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	|_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	|_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	|_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Item 4(a)	Amount Beneficially Owned:

Page 7 of 13 Pages

As of the date hereof:

1.	Master Account may be deemed to be the beneficial owner of 610,259 shares of Common Stock held for its own account.

2.	Capital Partners (100) may be deemed to be the beneficial owner of 71,608 shares of Common Stock held for its own account.

3.	Advisors may be deemed to be the beneficial owner of 681,867 shares of Common Stock. This number consists of (A) 610,259 shares of Common Stock held for the account of Master Account and (B) 71,608 shares of Common Stock held for the account of Capital Partners (100).

4.	Fund Management may be deemed to be the beneficial owner of 681,867 shares of Common Stock. This number consists of (A) 610,259 shares of Common Stock held for the account of Master Account and (B) 71,608 shares of Common Stock held for the account of Capital Partners (100).

Page 8 of 13 Pages

5.	Dr. Rachesky may be deemed to be the beneficial owner of 681,867 shares of Common Stock. This number consists of (A) 610,259 shares of Common Stock held for the account of Master Account and (B) 71,608 shares of Common Stock held for the account of Capital Partners (100).

Item 4(b)	Percentage of Class:

                     The percentages used herein are calculated based upon the shares of Common Stock issued and outstanding as of December 21, 2006, as reported by the Issuer.

1.	Master Account may be deemed to be the beneficial owner of approximately 8.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

2.	Capital Partners (100) may be deemed to be the beneficial owner of approximately ..9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

3.	Advisors may be deemed to be the beneficial owner of approximately 8.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

4.	Fund Management may be deemed to be the beneficial owner of approximately 8.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

5.	Dr. Rachesky may be deemed to be the beneficial owner of approximately 8.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

Item 4(c)	Number of shares as to which such person has:

1.	Master Account

(i)	Sole power to vote or to direct the vote: 610,259
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 610,259
(iv)	Shared power to dispose or to direct the disposition of: 0

2.	Capital Partners (100)

(i)	Sole power to vote or to direct the vote: 71,608
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 71,608
(iv)	Shared power to dispose or to direct the disposition of: 0

3.	Advisors

(i)	Sole power to vote or to direct the vote: 681,867
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 681,867
(iv)	Shared power to dispose or to direct the disposition of: 0

4.	Fund Management

(i)	Sole power to vote or to direct the vote: 681,867
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 681,867
(iv)	Shared power to dispose or to direct the disposition of: 0

5.	Dr. Rachesky

(i)	Sole power to vote or to direct the vote: 681,867
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 681,867
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Page 9 of 13 Pages

The partners of each of Master Account and Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100) in accordance with their respective ownership interests in Master Account and Capital Partners (100).

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certifications:

By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

Page 10 of 13 Pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 29, 2006

MHR CAPITAL PARTNERS MASTER ACCOUNT LP

By: MHR Advisors LLC,
       its General Partner

By: /s/ Hal Goldstein
       Name: Hal Goldstein
       Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein
       Name: Hal Goldstein
       Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein
       Name: Hal Goldstein
       Title: Vice President

MARK H. RACHESKY, M.D.

By: /s/ Mark H. Rachesky, M.D.

Page 11 of 13 Pages

EXHIBIT INDEX

1.	Joint Filing Agreement, dated as of December 29, 2006, by and among Master Account, Advisors, Fund Management and Dr. Rachesky

Page 12 of 13 Pages

EXHIBIT A
JOINT FILING AGREEMENT

           The undersigned hereby agree that this Initial Statement on Schedule 13G with respect to the shares of common stock of Shine Media Acquisition Corp., dated as of December 29, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: December 29, 2006

MHR CAPITAL PARTNERS MASTER ACCOUNT LP

By: MHR Advisors LLC,
       its General Partner

By: /s/ Hal Goldstein
       Name: Hal Goldstein
       Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein
       Name: Hal Goldstein
       Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein
       Name: Hal Goldstein
       Title: Vice President

MARK H. RACHESKY, M.D.

By: Mark H. Rachesky, M.D.

Page 13 of 13 Pages